Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist here on the Masterworks acquisitions team. We are excited to present a new painting by the well-known contemporary Japanese artist, Yayoi Kusama.

In 2022, the Hirshhorn Museum in Washington D.C. mounted a survey of the artist’s work titled “One with Eternity,” which opened in April and ran through the end of November. And recently, fashion house Louis Vuitton unveiled “CREATING INFINITY: THE WORLDS OF LOUIS VUITTON AND YAYOI KUSAMA,” their latest collaboration with Yayoi Kusama on display at flagship stores around the world.

In 2021, Kusama’s total auction turnover totaled nearly $180 million, ranking her tenth among all artists and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 430 examples of Kusama’s work from around the world, with a number of works priced in excess of $5 million.

Completed in 1998, the current offering is a vibrantly blue, small-scale example from Kusama’s iconic “Infinity Nets” series. Works from the series consist of intricate, looping brushstrokes meant to visually represent the concept of infinity.

As of February 2023, small-scale, colorful “net” examples executed between 1997 to 2000 have achieved auction prices in excess of $250,000. Recent examples include: “Original Infinity Nets” (2000), which sold for just under $650,000 at New Art Est-Ouest Auctions Co. in Tokyo, Japan in October of 2021, “Nets 37” (1998), which sold for $500,000 at Christie’s, New York in May of 2021, and “Nets 55” (1997), which is smaller than the Painting but features a predominantly blue palette, sold for $250,000 at Sotheby’s, London in March of 2022.

Between June 2004 to May 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 23.8%. Between October 1992 to September 2022, the record auction price for Kusama’s works has grown at a compound annualized rate of 25.4%.